Exhibit 99.1

Teva Reports Strong Second Quarter 2015 Results and Raises Guidance for Full-Year 2015

  Revenues of $5.0 billion, in line with the second quarter of 2014.
  Non-GAAP operating income of $1.6 billion, an increase of 16% compared to the second quarter of 2014. GAAP operating income of $662 million, down 28%.
  Non-GAAP net income of $1.2 billion, up 15% compared to the second quarter of 2014. GAAP net income of $539 million, a decrease of 28%.
  Quarterly non-GAAP EPS of $1.43, an increase of 14% compared to the second quarter of 2014. GAAP diluted EPS of $0.63, a decrease of 28%.
  Strong cash flow from operations of $1.5 billion, an increase of 41% compared to the second quarter of 2014. Free cash flow of $1.3 billion, up 51% compared to the second quarter of 2014.
  Exchange rates fluctuation resulted in a reduction of revenues by $341 million but reduced non-GAAP operating profit by $4 million only.
  On July 27, 2015, we announced that we had entered into a definitive agreement with Allergan plc to acquire Allergan’s worldwide generic pharmaceuticals business for total consideration of $40.5 billion comprised of $33.75 billion in cash and Teva shares valued at $6.75 billion. Subject to satisfaction of the closing conditions, Teva expects the acquisition to close in the first quarter of 2016.
  In light of our announced transaction with Allergan, on July 27, 2015, Teva announced the withdrawal of its proposal to acquire Mylan N.V.
  Important clinical milestones for our migraine and movement disorders drug candidates:
    TEV-48125 Phase IIb results show efficacy and safety in both episodic and chronic migraine; and
    Positive top-line data from the first pivotal study of SD-809 for treatment for patients with Tardive Dyskinesia.
  Raising EPS guidance for full-year 2015 to $5.15-5.40 from $5.05-$5.35.

JERUSALEM--(BUSINESS WIRE)--July 30, 2015--Teva Pharmaceutical Industries Ltd. (NYSE:TEVA) today reported results for the quarter ended June 30, 2015.

“Teva’s second quarter solid performance was driven by important contributions from across our integrated portfolio of high-quality generic and specialty medicines,” stated Erez Vigodman, Teva’s President and CEO. “We continue to deliver on our promise to take bold steps forward, both organic and inorganic, to position Teva for sustainable, profitable growth, execute on our strategic and operational initiatives, improve our profitability, strengthen our cash flow generation, and build the most competitive operating network in the industry.”

Mr. Vigodman continued, “Based on our strong performance in the first half of the year, we are raising our guidance for 2015. We expect to complete the acquisition of Allergan’s global generics business in the first quarter of 2016, which will further diversify our business and support the continued creation of shareholder value. We remain excited about our future as we continue the positive momentum to transform our Company.”

Second Quarter 2015 Results

Revenues in the second quarter of 2015 amounted to $5.0 billion, down 2% compared to the second quarter of 2014. Excluding the impact of foreign exchange fluctuations and the sale of our U.S. OTC plants in July 2014, revenues grew 6%.

Exchange rate differences (net of profits from certain hedging transactions) between the second quarter of 2015 and the second quarter of 2014 decreased our revenues by $341 million and reduced our non-GAAP operating income by $4 million but increased our GAAP operating income by $17 million.

Non-GAAP gross profit was $3.1 billion in the second quarter of 2015, up 7% from the second quarter of 2014. Non-GAAP gross profit margin was 62.8% in the second quarter of 2015, compared to 58.1% in the second quarter of 2014. GAAP gross profit was $2.9 billion in the second quarter of 2015, compared to $2.7 billion in the second quarter of 2014. GAAP gross profit margin was 58.4% in the quarter, compared to 52.7% in the second quarter of 2014.

Research and Development (R&D) expenditures (excluding equity compensation expenses and purchase of in-process R&D) in the second quarter of 2015 amounted to $357 million, compared to $340 million in the second quarter of 2014. R&D expenses were 7.2% of revenues in the quarter, compared to 6.7% in the second quarter of 2014. R&D expenses related to our generic medicines segment amounted to $134 million, up 7% compared to $125 million in the second quarter of 2014. In local currency terms, expenses increased 12%. The increase is the result of additional development activities for the U.S. market. R&D expenses related to our specialty medicines segment amounted to $220 million, an increase of 4% compared to $211 million in the second quarter of 2014. In local currency terms, expenses increased 6%, mainly as a result of investments in the assets acquired via the Labrys and Auspex deals.

Selling and Marketing (S&M) expenditures (excluding amortization of purchased intangible assets and equity compensation expenses) amounted to $846 million, or 17.0% of revenues, in the second quarter of 2015, compared to $911 million, or 18.1% of revenues, in the second quarter of 2014. S&M expenses related to our generic medicines segment amounted to $335 million, a decrease of 14% compared to $388 million in the second quarter of 2014. In local currency terms, S&M expenses decreased 1%. S&M expenses related to our specialty medicines segment amounted to $457 million, a decrease of 5% compared to $481 million in the second quarter of 2014. In local currency terms, S&M expenses increased 1%.

General and Administrative (G&A) expenditures (excluding equity compensation expenses) amounted to $307 million in the second quarter of 2015, or 6.2% of revenues, compared to $291 million and 5.8% in the second quarter of 2014.

Quarterly non-GAAP operating income was $1.6 billion, an increase of 16% compared to the second quarter of 2014. Quarterly GAAP operating income was $662 million in the second quarter of 2015, a decrease of 28% compared to $925 million in the second quarter of 2014.

Non-GAAP financial expenses amounted to $41 million in the second quarter of 2015, compared to $76 million in the second quarter of 2014. GAAP financial expenses for the second quarter of 2015 amounted to $41 million, compared to $78 million in the second quarter of 2014. The decrease was mainly due to finance income from derivative financial instruments as well as a lower cost of debt, partially offset by the impact of higher debt.

The provision for non-GAAP tax for the second quarter of 2015 amounted to $345 million on pre-tax non-GAAP income of $1.6 billion, for a quarterly tax rate of 22%. The provision for non-GAAP tax in the second quarter of 2014 was $245 million on pre-tax non-GAAP income of $1.3 billion, for a quarterly tax rate of 19%. GAAP tax expenses for the second quarter of 2015 amounted to $88 million or 14% on pre-tax income of $621 million. In the second quarter of 2014, the provision for taxes amounted to$102 million or 12% on pre-tax income of $847 million.

Non-GAAP net income and non-GAAP diluted EPS were $1.2 billion and $1.43, respectively, in the second quarter of 2015, up 15% and 14%, respectively, compared to the second quarter of 2014. GAAP net income and GAAP diluted EPS were $539 million and $0.63, respectively, in the second quarter of 2015, compared to $748 million and $0.87, respectively, in the second quarter of 2014.

Non-GAAP information: Net non-GAAP adjustments in the second quarter of 2015 amounted to $691 million. Non-GAAP net income and non-GAAP EPS for the quarter were adjusted to exclude the following items:

  Legal settlements and loss contingencies of $384 million mainly related to the booking of an additional reserve for the settlement of the modafinil antitrust litigation;
  Amortization of purchased intangible assets totaling $214 million, of which $206 million is included in cost of goods sold and the remaining $8 million in selling and marketing expenses;

  Acquisition expenses of $132 million;
  Impairment of long-lived assets of $81 million;
  Restructuring expenses and other non-GAAP items of $54 million;
  Equity compensation of $31 million;
  Purchase of research and development in process of $24 million;
  Contingent consideration of $18 million;
  Costs related to regulatory actions taken in facilities of $10 million; and
  Related tax benefit of $257 million.

Teva believes that excluding such items facilitates investors' understanding of its business. See the attached tables for a reconciliation of the U.S. GAAP results to the adjusted non-GAAP figures.

Cash flow from operations generated during the second quarter of 2015 amounted to $1.5 billion, compared to $1.1 billion in the second quarter of 2014, an increase of 41%. The increase was mainly due to a decrease in accounts receivable net of SR&A and lower payments related to legal settlements in the second quarter of 2015. Free cash flow, excluding net capital expenditures, amounted to $1.3 billion compared to $0.9 in the second quarter of 2014, an increase of 51%.

Cash and investments at June 30, 2015 decreased to $2.8 billion, compared to $3.8 billion at March 31, 2015, mainly due to the Auspex acquisition payment and a repayment of $1 billion of senior notes, partially offset by short term borrowing and free cash flow generated during the quarter.

For the second quarter of 2015, the weighted average outstanding shares for the fully diluted earnings per share calculation was 859 million on both a GAAP and non-GAAP basis. At June 30, 2015, the outstanding shares for calculating Teva's market capitalization were approximately 850 million.

Shareholders’ equity was $23.1 billion at June 30, 2015, compared to $22.7 billion at March 31, 2015. The increase primarily reflects $0.5 billion of GAAP net income offset by $0.3 billion of dividend payments.

Segment Results for the Second Quarter 2015

Generic Medicines Segment

	Three Months Ended June 30,
	2015		2014
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,466	100.0%	$2,515	100.0%
Gross profit	1,198	48.6%	1,049	41.7%
R&D expenses	134	5.4%	125	5.0%
S&M expenses	335	13.6%	388	15.4%
Segment profit*	$729	29.6%	$536	21.3%

* Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.

Beginning in 2015, expenses related to equity compensation are excluded from our segment results. The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Generic Medicines Revenues

Generic medicines revenues in the second quarter of 2015 amounted to $2.5 billion, a decrease of 2% compared to the second quarter of 2014. In local currency terms, revenues increased 6%.

Generic revenues consisted of:

  U.S. revenues of $1.3 billion, an increase of 24% compared to the second quarter of 2014. The increase resulted mainly from the launch of aripiprazole tablets (the generic equivalent of Abilify®) this quarter, and from sales of other products that were not sold in the second quarter of 2014, the most significant of which was esomeprazole (the generic equivalent of Nexium®). This was partially offset by declines in sales of other products, the most significant of which was capecitabine (the generic equivalent of Xeloda®).
  European revenues of $665 million, a decrease of 18%, or 3% in local currency terms, compared to the second quarter of 2014. The decrease in local currency terms resulted mainly from our strategy of pursuing profitable and sustainable business in the region, with decreases in Spain, the U.K. and France offset by increases in Italy and Germany. This strategy has continued to lead to notable improvements in the profitability of our European generics business.

  ROW revenues of $475 million, a decrease of 25%, or of 13% in local currency terms, compared to the second quarter of 2014. The decrease in local currency terms was mainly due to lower revenues in Canada and Japan, which were partially offset by higher revenues in Latin America and Russia.
  API sales to third parties of $183 million (which is included in the market revenues above), an increase of 1%, compared to the second quarter of 2014.

Generic medicines revenues comprised 50% of our total revenues in the quarter, as in the second quarter of 2014.

Generic Medicines Gross Profit

Gross profit from our generic medicines segment in the second quarter of 2015 amounted to $1.2 billion, an increase of 14% compared to the second quarter of 2014. Gross profit margin for our generic medicines segment in the second quarter of 2015 increased to 48.6%, from 41.7% in the second quarter of 2014. The higher gross profit was mainly a result of the launches of arpiprazole (the generic equivalent of Abilify®) and esomeprazole (the generic equivalent of Nexium®) in the United States partially offset by lower gross profit in our ROW markets.

Generic Medicines Profit

Our generic medicines segment generated profit of $729 million in the second quarter of 2015, an increase of 36% compared to the second quarter of 2014. Generic medicines profitability as a percentage of generic medicines revenues was 29.6% in the second quarter of 2015, up from 21.3% in the second quarter of 2014. The increase was primarily due to higher gross profit coupled with a reduction in S&M expenses, partially offset by higher R&D expenses.

Specialty Medicines Segment

	Three Months Ended June 30,
	2015		2014
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,090	100.0%	$2,027	100.0%
Gross profit	1,808	86.5%	1,768	87.2%
R&D expenses	220	10.5%	211	10.4%
S&M expenses	457	21.9%	481	23.7%
Segment profit*	$1,131	54.1%	$1,076	53.1%

* Segment profit is comprised of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.

Beginning in 2015, expenses related to equity compensation are excluded from our segment results. The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Specialty Medicines Revenues

Specialty medicines revenues in the second quarter of 2015 amounted to $2.1 billion, an increase of 3% compared to the second quarter of 2014. In local currency terms, revenues increased 8%. U.S. specialty medicines revenues amounted to $1.6 billion, up 14% compared to the second quarter of 2014. European specialty medicines revenues amounted to $378 million, a decrease of 25%, or of 8% in local currency terms, compared to the second quarter of 2014. ROW specialty revenues amounted to $90 million, down 16%, or 2% in local currency terms, compared to the second quarter of 2014.

Specialty medicines revenues comprised 42% of our total revenues in the quarter, compared to 40% in the second quarter of 2014.

The increase in specialty medicines revenues compared to the second quarter of 2014 was primarily due to higher sales of Copaxone® in the U.S.

The following table presents revenues by therapeutic area and key products for our specialty medicines segment for the three months ended June 30, 2015 and 2014:

	Three Months Ended June 30,		Percentage Change
	2015	2014	2015 - 2014
	U.S. $ in millions
CNS	$1,353	$1,271	6%
Copaxone®	1,054	939	12%
Azilect®	105	103	2%
Nuvigil®	91	88	3%
Respiratory	253	257	(2%)
ProAir®	128	133	(4%)
QVAR®	83	74	12%
Oncology	293	284	3%
Treanda®	179	181	(1%)
Women's Health	110	128	(14%)
Other Specialty	81	87	(7%)
Total Specialty Medicines	$2,090	$2,027	3%

Global sales of Copaxone® (20 mg/mL and 40 mg/mL), the leading multiple sclerosis therapy in the U.S. and globally, amounted to $1.1 billion, an increase of 12% compared to the second quarter of 2014.

In the United States, sales of Copaxone® amounted to $870 million, an increase of 31% compared to the second quarter of 2014. The increase was mainly due to higher sales volume in the second quarter of 2015 as well as price increases in August 2014 and January 2015. In addition, our U.S. Copaxone® revenues in the second quarter of 2014 were relatively low following the launch of Copaxone® 40 mg/mL in January 2014. At the end of the second quarter of 2015, according to June 2015 IMS data, our U.S. market shares for the Copaxone® products in terms of new and total prescriptions were 23.8% and 31.2%, respectively. Copaxone® 40 mg/mL accounted for 68.5% of total Copaxone® prescriptions in the U.S.

In June 2015, Sandoz launched its once daily generic version of Copaxone® 20 mg/mL, Glatopa®, in the United States.

Sales outside the United States amounted to $184 million, a decrease of 34%, or of 20% in local currency terms, compared to the second quarter of 2014. The decrease in local currency terms stemmed from lower volumes sold in Europe due to increased competition, and from the effect of macro-economic conditions in certain Latin American countries.

Our global Azilect® revenues amounted to $105 million, an increase of 2% compared to the second quarter of 2014. In local currency terms, sales increased 15%. The increase in local currency terms was mainly due to higher sales to Lundbeck, our marketing partner in certain territories. Global in-market sales decreased 10%.

Sales of our respiratory products amounted to $253 million, down 2% compared to the second quarter of 2014. ProAir® revenues in the quarter amounted to $128 million, down 4% compared to the second quarter of 2014, as negative price fluctuations were partially offset by volume growth. In April 2015, the FDA approved ProAir® RespiClick (albuterol sulfate) inhalation powder, a breath-actuated, multi-dose, dry-powder, short-acting beta-agonist inhaler. It was launched in the U.S. in May 2015.

QVAR® global revenues amounted to $83 million in the second quarter of 2015, up 12% compared to the second quarter of 2014, due to volume growth.

Sales of our oncology products amounted to amounted to $293 million in the second quarter of 2015, up 3% from the second quarter of 2014. Sales of Treanda® amounted to $179 million, down 1% compared to the second quarter of 2014.

Specialty Medicines Gross Profit

Gross profit from our specialty medicines segment amounted to $1.8 billion, up $40 million compared to the second quarter of 2014. Gross profit margin for our specialty medicines segment in the second quarter of 2015 was 86.5%, compared to 87.2% in the second quarter of 2014.

Specialty Medicines Profit

Our specialty medicines segment profit amounted to $1.1 billion in the second quarter of 2015, up 5% compared to the second quarter of 2014, mainly due to higher revenues and lower S&M expenses, which were partially offset by higher R&D expenses.

Specialty medicines profit as a percentage of segment revenues was 54.1% in the second quarter of 2015, up from 53.1% in the second quarter of 2014.

The following tables present details of our multiple sclerosis franchise and of our other specialty medicines for the three months ended June 30, 2015 and 2014:

Additional information

	Multiple Sclerosis
	Three months ended June 30,
	2015		2014
	U.S.$ in millions / % of MS Revenues

Revenues	$1,054	100.0%	$939	100.0%
Gross profit	953	90.4%	840	89.5%
R&D expenses	26	2.5%	20	2.1%
S&M expenses	88	8.3%	120	12.8%
MS profit	$839	79.6%	$700	74.5%

	Other Specialty
	Three months ended June 30,
	2015		2014
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$1,036	100.0%	$1,088	100.0%
Gross profit	855	82.5%	928	85.3%
R&D expenses	194	18.7%	191	17.6%
S&M expenses	369	35.6%	361	33.2%
Other Specialty profit	$292	28.2%	$376	34.6%

Beginning in 2015, expenses related to our equity compensation are excluded from our franchise results. The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Other Activities

Our OTC revenues related to PGT amounted to $210 million, a decrease of 7% compared to $226 million in the second quarter of 2014. In local currency terms, revenues increased 10%. The increase in local currency terms was mainly due to higher sales in Latin America. PGT’s in-market sales amounted to $325 million in the second quarter of 2015, a decrease of $25 million compared to the second quarter of 2014. This decrease was due to foreign currency exchange fluctuations.

Our revenues from OTC products in the second quarter of 2015 amounted to $210 million, compared to $274 million in the second quarter of 2014. The decline was mainly due to the sale of our U.S. OTC plants, previously purchased from P&G, back to P&G in July 2014.

Other revenues amounted to $200 million in the second quarter of 2015, mostly from the distribution of third-party products in Israel and Hungary, compared to revenues of $229 million, in the second quarter of 2014.

Updated 2015 Financial Outlook

We are updating our 2015 full-year financial outlook. See detailed guidance below:

2015 Non-GAAP Guidance

	Original Guidance December 2014	Updated Guidance July 2015
Net revenues ($B)	19.0 - 19.4	19.0 - 19.4
Gross profit (%)	59.5% - 61.5%	60.0% - 62.5%
R&D expenses ($B)	1.3 - 1.4	1.3 - 1.4
S&M expenses ($B)	3.3 - 3.5	3.3 - 3.5
G&A expenses ($B)	1.1 - 1.2	1.1
Operating income ($B)	5.7 - 5.9	5.8 - 6.0
Finance expenses ($M)	250 - 290	220 - 260
Tax (%)	19% - 21%	20% - 22%
Number of shares (M)	850 - 860	860 - 865
EPS ($)	5.00 - 5.30	5.15 - 5.40
Cash flow from operations ($B)	4.3 – 4.7	4.4 - 4.8

Dividend

The Board of Directors, at its meeting on July 26, 2015, declared a cash dividend for the second quarter of 2015 of $0.34.

The record date will be August 20, 2015, and the payment date will be September 3, 2015. Tax will be withheld at a rate of 15%.

Conference Call

Teva will host a conference call and live webcast to discuss its results for the second quarter of 2015 and overall business environment on Thursday, July 30, 2015, at 7:00 a.m. EST. A Question & Answer session will follow this discussion.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States 1-866-966-9439; Canada 1-866-966-0399 International +44(0) 1452 555566; passcode: 76780072. For a list of other international toll-free numbers, click here.

A live webcast of the call will also be available on Teva's website at: ir.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website. The replay can also be accessed until August 30, 2015, 10:00 a.m. ET by calling United States 1-866-247-4222; Canada 1-866-878-9237 or International +44(0) 1452550000; passcode: 76780072.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva's net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

The following discussion and analysis contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (including competition from orally-administered alternatives, as well as from generic equivalents such as the recently launched Sandoz product) and our ability to continue to migrate users to our 40 mg/mL version and maintain patients on that version; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities (such as ourpending acquisition of Allergan’s generic business), or to consummate and integrate acquisitions; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission (the "SEC").

Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Consolidated Statements of Income
(Unaudited, U.S. dollars in millions, except share and per share data)

		Three months ended		Six months ended
		June 30,		June 30,
		2015	2014	2015	2014
Net revenues		4,966	5,045	9,948	10,046
Cost of sales		2,064	2,384	4,210	4,688
Gross profit		2,902	2,661	5,738	5,358
Research and development expenses		386	344	718	697
Selling and marketing expenses		860	921	1,782	1,905
General and administrative expenses		325	302	632	604
Legal settlements and loss contingencies		384	26	611	55
Impairments, restructuring and others		285	143	584	200
Operating income		662	925	1,411	1,897
Financial expenses – net		41	78	233	159
Income before income taxes		621	847	1,178	1,738
Income taxes		88	102	192	245
Share in losses (earnings) of associated companies – net		(6)	-	3	8
Net income		539	745	983	1,485
Net loss attributable to non-controlling interests		-	(3)	(2)	(7)
Net income attributable to Teva		539	748	985	1,492

Earnings per share attributable to Teva:	Basic ($)	0.64	0.88	1.16	1.75
	Diluted ($)	0.63	0.87	1.15	1.75
Weighted average number of shares (in millions):	Basic	849	852	850	851
	Diluted	859	857	859	855

Non-GAAP net income attributable to Teva:*		1,230	1,069	2,395	2,120

Non-GAAP earnings per share attributable to Teva:	Basic ($)	1.45	1.25	2.82	2.49
	Diluted ($)	1.43	1.25	2.79	2.48

Weighted average number of shares (in millions):	Basic	849	852	850	851
	Diluted	859	857	859	855

* See reconciliation attached.

Condensed Consolidated Balance Sheets
(U.S. dollars in millions)
(Unaudited)

	June 30,	December 31,
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	1,068	2,226
Accounts receivable	5,568	5,408
Inventories	4,226	4,371
Deferred income taxes	1,352	993
Other current assets	1,085	1,398
Total current assets	13,299	14,396
Other non-current assets	3,173	1,569
Property, plant and equipment, net	6,427	6,535
Identifiable intangible assets, net	8,215	5,512
Goodwill	19,257	18,408
Total assets	50,371	46,420

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	3,022	1,761
Sales reserves and allowances	6,454	5,849
Accounts payable and accruals	2,976	3,171
Other current liabilities	2,021	1,508
Total current liabilities	14,473	12,289

Long-term liabilities:
Deferred income taxes	1,976	1,101
Other taxes and long-term liabilities	1,341	1,109
Senior notes and loans	9,496	8,566
Total long-term liabilities	12,813	10,776
Equity:
Teva shareholders’ equity	23,038	23,313
Non-controlling interests	47	42
Total equity	23,085	23,355
Total liabilities and equity	50,371	46,420

Condensed Consolidated Cash Flow
(Unaudited, U.S. Dollars in millions)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Operating activities:
Net income	539	745	983	1,485
Net change in operating assets and liabilities	609	(89)	1,166	(337)
Items not involving cash flow	332	397	685	803

Net cash provided by operating activities	1,480	1,053	2,834	1,951

Net cash used in investing activities	(4,917)	(187)	(5,136)	(575)

Net cash provided by (used in) financing activities	1,087	(819)	1,180	(1,453)

Translation adjustment on cash and cash equivalents	22	1	(36)	(12)

Net change in cash and cash equivalents	(2,328)	48	(1,158)	(89)

Balance of cash and cash equivalents at beginning of period	3,396	901	2,226	1,038

Balance of cash and cash equivalents at end of period	1,068	949	1,068	949

Non GAAP reconciliation items
(Unaudited, U.S. Dollars in millions)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Legal settlements and loss contingencies	384	26	611	55
Amortization of purchased intangible assets	214	256	434	541
Acquisition expenses	132	3	133	10
Impairment of long-lived assets	81	56	146	57
Restructuring expenses and other non-GAAP items	54	83	45	145
Equity compensation	31	20	58	36
Purchase of research and development in process	24	-	24	-
Contingent consideration	18	4	262	(5)
Costs related to regulatory actions taken in facilities	10	14	19	32
Financial expense (benefit)	-	2	143	(1)
Corresponding tax benefit	(257)	(143)	(465)	(242)

Reconciliation between reported Net Income attributable to Teva and Earnings per share
	as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

		Three months ended June 30, 2015				Three months ended June 30, 2014
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues

	Gross profit (1)	2,902	218	3,120	62.8%	2,661	268	2,929	58.1%
	Operating income (1)(2)	662	948	1,610	32.4%	925	462	1,387	27.5%
	Net income attributable to Teva (1)(2)(3)	539	691	1,230	24.8%	748	321	1,069	21.2%
	Earnings per share attributable to Teva - Diluted (4)	0.63	0.80	1.43		0.87	0.38	1.25

(1)	Amortization of purchased intangible assets		206				249
	Costs related to regulatory actions taken in facilities		10				14
	Equity compensation		2				2
	Other COGS related adjustments		-				3
	Gross profit adjustments		218				268

(2)	Legal settlements and loss contingencies		384				26
	Acquisition expenses		132				3
	Restructuring expenses and other non-GAAP items		78				80
	Impairment of long-lived assets		81				56
	Equity compensation		29				18
	Contingent consideration		18				4
	Amortization of purchased intangible assets		8				7
			730				194
	Operating income adjustments		948				462

(3)	Financial expense		-				2
	Tax benefit		(257)				(143)
	Net income adjustments		691				321

(4)	The weighted average number of shares was 859 million and 857 million for the three months ended June 30, 2015 and 2014, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

*	Beginning in 2015, expenses related to our equity compensation are excluded from our non-GAAP results.
The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Reconciliation between reported Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

		Six months ended June 30, 2015				Six months ended June 30, 2014
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues

	Gross profit (1)	5,738	444	6,182	62.1%	5,358	559	5,917	58.9%
	Operating income (1)(2)	1,411	1,732	3,143	31.6%	1,897	871	2,768	27.6%
	Net income attributable to Teva (1)(2)(3)	985	1,410	2,395	24.1%	1,492	628	2,120	21.1%
	Earnings per share attributable to Teva - Diluted (4)	1.15	1.64	2.79		1.75	0.73	2.48

(1)	Amortization of purchased intangible assets		418				517
	Costs related to regulatory actions taken in facilities		19				32
	Equity compensation		5				3
	Other COGS related adjustments		2				7
	Gross profit adjustments		444				559

(2)	Legal settlements and loss contingencies		611				55
	Contingent consideration		262				(5)
	Impairment of long-lived assets		146				57
	Acquisition expenses		133				10
	Restructuring expenses and other non-GAAP items		67				138
	Equity compensation		53				33
	Amortization of purchased intangible assets		16				24
			1,288				312
	Operating income adjustments		1,732				871
(3)	Financial expense		143				(1)
	Tax benefit		(465)				(242)
	Net income adjustments		1,410				628

(4)	The weighted average number of shares was 859 and 855 million for the six months ended June 30, 2015 and 2014, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

*	Beginning in 2015, expenses related to our equity compensation are excluded from our segment / non-GAAP results.
The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Segment Information

Generics
	Three months ended June 30,				Percentage Change
	2015		2014		2015 - 2014
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,466	100%	$2,515	100.0%	(2%)
Gross Profit	1,198	48.6%	1,049	41.7%	14%
R&D Expenses	134	5.4%	125	5.0%	7%
S&M Expenses	335	13.6%	388	15.4%	(14%)
Segment Profit*	$729	29.6%	$536	21.3%	36%

Specialty
	Three months ended June 30,				Percentage Change
	2015		2014		2015 - 2014
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,090	100%	$2,027	100.0%	3%
Gross Profit	1,808	86.5%	1,768	87.2%	2%
R&D Expenses	220	10.5%	211	10.4%	4%
S&M Expenses	457	21.9%	481	23.7%	(5%)
Segment Profit*	$1,131	54.1%	$1,076	53.1%	5%

* Segment profit consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items.
Beginning in 2015, expenses related to our equity compensation are excluded from segment results.
The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Segment Information
Generics
	Six months ended June 30,				Percentage Change
	2015		2014		2015 - 2014
	U.S.$ in millions / % of Segment Revenues

Revenues	$5,087	100.0%	$4,913	100.0%	4%
Gross Profit	2,482	48.8%	2,092	42.6%	19%
R&D Expenses	245	4.8%	248	5.0%	(1%)
S&M Expenses	709	13.9%	805	16.4%	(12%)
Segment Profit*	$1,528	30.0%	$1,039	21.1%	47%

Specialty
	Six months ended June 30,				Percentage Change
	2015		2014		2015 - 2014
	U.S.$ in millions / % of Segment Revenues

Revenues	$4,046	100.0%	$4,141	100.0%	(2%)
Gross Profit	3,486	86.2%	3,611	87.2%	(3%)
R&D Expenses	435	10.8%	437	10.6%	§
S&M Expenses	943	23.3%	978	23.6%	(4%)
Segment Profit*	$2,108	52.1%	$2,196	53.0%	(4%)

* Segment profit consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items.
Beginning in 2015, expenses related to our equity compensation are excluded from segment results.
The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

§ Less than 0.5%.

Additional information

Multiple Sclerosis
	Three months ended June 30,				Percentage Change
	2015		2014		2015 - 2014
	U.S.$ in millions / % of MS Revenues

Revenues	$1,054	100.0%	$939	100.0%	12%
Gross profit	953	90.4%	840	89.5%	13%
R&D expenses	26	2.5%	20	2.1%	30%
S&M expenses	88	8.3%	120	12.8%	(27%)
MS profit	$839	79.6%	$700	74.5%	20%

	Other Specialty
	Three months ended June 30,				Percentage Change
	2015		2014		2015 - 2014
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$1,036	100.0%	$1,088	100.0%	(5%)
Gross profit	855	82.5%	928	85.3%	(8%)
R&D expenses	194	18.7%	191	17.6%	2%
S&M expenses	369	35.6%	361	33.2%	2%
Other Specialty profit	$292	28.2%	$376	34.6%	(22%)

Beginning in 2015, expenses related to our equity compensation are excluded from our franchise results.
The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Additional information

	Multiple Sclerosis
	Six months ended June 30,				Percentage Change
	2015		2014		2015 - 2014
	U.S.$ in millions / % of MS Revenues

Revenues	$1,978	100.0%	$2,009	100.0%	(2%)
Gross profit	1,772	89.6%	1,801	89.6%	(2%)
R&D expenses	53	2.7%	42	2.1%	26%
S&M expenses	223	11.3%	285	14.2%	(22%)
MS profit	$1,496	75.6%	$1,474	73.4%	1%

	Other Specialty
	Six months ended June 30,				Percentage Change
	2015		2014		2015 - 2014
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$2,068	100.0%	$2,132	100.0%	(3%)
Gross profit	1,714	82.9%	1,810	84.9%	(5%)
R&D expenses	382	18.5%	395	18.5%	(3%)
S&M expenses	720	34.8%	693	32.5%	4%
Other Specialty profit	$612	29.6%	$722	33.9%	(15%)

Beginning in 2015, expenses related to our equity compensation are excluded from segment results.
The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Reconciliation of our segment profit
to Teva's consolidated income before income taxes

	Three months ended June 30,
	2015	2014

	U.S.$ in millions

Generic medicines profit	$729	$536
Specialty medicines profit	1,131	1,076
Total segment profit	1,860	1,612
Profit of other activities	56	66
Total profit	1,916	1,678
Amounts not allocated to segments:
Amortization	214	256
General and administrative expenses	325	302
Legal settlements and loss contingencies	384	26
Impairments, restructuring and others	285	143
Other unallocated amounts	46	26

Consolidated operating income	662	925
Financial expenses - net	41	78
Consolidated income before income taxes	$621	$847

Beginning in 2015, expenses related to our equity compensation are excluded from segment results.
The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Reconciliation of our segment profit
to Teva's consolidated income before income taxes

	Six months ended June 30,
	2015	2014

	U.S.$ in millions

Generic medicines profit	$1,528	$1,039
Specialty medicines profit	2,108	2,196
Total segment profit	3,636	3,235
Profit of other activities	106	117
Total profit	3,742	3,352
Amounts not allocated to segments:
Amortization	434	541
General and administrative expenses	632	604
Legal settlements and loss contingencies	611	55
Impairments, restructuring and others	584	200
Other unallocated amounts	70	55

Consolidated operating income	1,411	1,897
Financial expenses - net	233	159
Consolidated income before income taxes	$1,178	$1,738
Beginning in 2015, expenses related to our equity compensation are excluded from segment results.

Revenues by Activity and Geographical Area
(Unaudited)

	Three Months Ended June 30,		Percentage Change 2015 - 2014	Percentage Change 2015 - 2014
	2015	2014
	U.S. $ in millions			in local currencies
Generic Medicines
United States	$1,326	$1,068	24%	24%
Europe*	665	814	(18%)	(3%)
Rest of the World	475	633	(25%)	(13%)
Total Generic Medicines	2,466	2,515	(2%)	6%
Specialty Medicines
United States	1,622	1,419	14%	14%
Europe*	378	501	(25%)	(8%)
Rest of the World	90	107	(16%)	(2%)
Total Specialty Medicines	2,090	2,027	3%	8%
Other Revenues
United States	4	50	(92%)	(92%)
Europe*	157	206	(24%)	(7%)
Rest of the World	249	247	1%	5%
Total Other Revenues	410	503	(18%)	(10%)
Total Revenues	$4,966	$5,045	(2%)	5%

* All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.

Revenues by Activity and Geographical Area
(Unaudited)

	Six Months Ended June 30,		Percentage Change	Percentage Change
	2015	2014	2015 - 2014	2015 - 2014
	U.S. $ in millions			in local currencies
Generic Medicines
United States	$2,765	$2,116	31%	31%
Europe*	1,345	1,632	(18%)	(3%)
Rest of the World	977	1,165	(16%)	(2%)
Total Generic Medicines	5,087	4,913	4%	12%
Specialty Medicines
United States	3,101	2,949	5%	5%
Europe*	783	983	(20%)	(3%)
Rest of the World	162	209	(22%)	(10%)
Total Specialty	4,046	4,141	(2%)	2%
Other Revenues
United States	7	101	(93%)	(93%)
Europe*	339	413	(18%)	§
Rest of the World	469	478	(2%)	7%
Total Other Revenues	815	992	(18%)	(6%)
Total Revenues	$9,948	$10,046	(1%)	6%

* All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.
§ Less than 0.5%.

Revenues by Product line
(Unaudited)

	Three Months Ended June 30,		Percentage Change

	2015	2014	2015 - 2014
	U.S. $ in millions

Generic Medicines	$2,466	$2,515	(2%)
API	183	182	1%
Specialty Medicines	2,090	2,027	3%
CNS	1,353	1,271	6%
Copaxone®	1,054	939	12%
Azilect®	105	103	2%
Nuvigil®	91	88	3%
Respiratory	253	257	(2%)
ProAir®	128	133	(4%)
QVAR®	83	74	12%
Oncology	293	284	3%
Treanda®	179	181	(1%)
Women's Health	110	128	(14%)
Other Specialty	81	87	(7%)
All Others	410	503	(18%)
OTC	210	274	(23%)
Other Revenues	200	229	(13%)
Total	$4,966	$5,045	(2%)

Revenues by Product line
(Unaudited)

	Six Months Ended June 30,		Percentage Change
	2015	2014	2015 - 2014
	U.S. $ in millions

Generic Medicines	$5,087	$4,913	4%
API	340	361	(6%)
Specialty Medicines	4,046	4,141	(2%)
CNS	2,573	2,684	(4%)
Copaxone®	1,978	2,009	(2%)
Azilect®	212	217	(2%)
Nuvigil®	176	189	(7%)
Respiratory	518	487	6%
ProAir®	252	247	2%
QVAR®	181	145	25%
Oncology	557	546	2%
Treanda®	336	361	(7%)
Women's Health	239	252	(5%)
Other Specialty	159	172	(8%)
All Others	815	992	(18%)
OTC	423	543	(22%)
Other Revenues	392	449	(13%)
Total	$9,948	$10,046	(1%)

CONTACT:
Teva Pharmaceutical Industries Ltd.
IR:
United States
Kevin C. Mannix, 215-591-8912
Ran Meir, 215-591-3033
or
Israel
Tomer Amitai, 972 (3) 926-7656
or
PR:
Israel
Iris Beck Codner, 972 (3) 926-7246
or
United States
Denise Bradley, 215-591-8974